Exhibit 99.1
Sale of Six Vessels and Early Delivery of Newbuilding
Golden Ocean Group Limited (NASDAQ and OSE: GOGL) ("Golden Ocean" or "the Company") today announced that it has entered into agreements to sell six Ultramax vessels built at Chengxi between 2015 and 2017 en bloc for $142.5 million to an unrelated third party. The net cash proceeds from the sale after the repayment of $39.2 million of associated debt will be slightly in excess of $100 million. All vessels are expected to be delivered to their new owner during the fourth quarter of 2017.
Separately, the Company has agreed to take early delivery of the Golden Nimbus, a Capesize vessel under construction at New Times Shipbuilding. The Company will make a final payment of $29.4 million for the vessel at delivery and will draw $25 million from the related bank financing in early October 2017, resulting in a net cash outlay of $4.4 million. Upon delivery, which is expected to occur this month, the vessel will commence a time charter at a gross rate of $16,750 per day for a duration of between 14 and 18 months.  Including this charter, the Company has taken advantage of recent market strength to fix five of the 44 Capesize vessels in its 2018 operating fleet on charters of one year.
Birgitte Ringstad Vartdal, CEO of Golden Ocean Management AS, commented:
 "The sale of these vessels strengthens our commercial focus on Capesize and Panamax vessels, where we have critical mass and that we believe will provide the greatest leverage to a recovery in the dry bulk shipping market. It also increases our financial flexibility considerably as the majority of the gross proceeds will directly increase our cash balance. We are also pleased to be in the position to take early delivery of one of our Capesize newbuildings after having secured employment for the vessel at a rate well above our cash break even levels."
About Golden Ocean
Golden Ocean, a leading dry bulk shipping company, owns or controls a modern fleet of 71 vessels and five Capesize newbuilding contracts. On a fully-delivered basis, Golden Ocean's fleet will have an aggregate carrying capacity of approximately 10.4 million deadweight tons ("DWT") and an average age of less than 5 years,. Golden Ocean's significant scale is further enhanced by its commercial platform, which manages 44 additional vessels on behalf of third parties. Golden Ocean is listed on the NASDAQ and Oslo Stock Exchange under the symbol 'GOGL'.
Golden Ocean Group Limited
September 25, 2017
Hamilton, Bermuda
Contact Persons:
Birgitte Ringstad Vartdal: CEO, Golden Ocean Management AS
+47 22 01 73 53
Per Heiberg: CFO, Golden Ocean Management AS
+47 22 01 73 45
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
This information is subject to the disclosure requirements of section 5-12 of the Norwegian Securities Trading Act.